UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 23, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 23 January 2025 entitled ‘Transaction in Own Shares’.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

23 January 2025

Vodafone Group Plc ("Vodafone") announces today that it has purchased the following number of its ordinary shares of US$0.20 20/21 each from Citigroup Global Markets Limited ("Citi"). Such purchase was effected pursuant to instructions issued by Vodafone on 14 November 2024, as announced on 14 November 2024 (the "Programme"):

Date of purchase:	22 January 2025
Number of ordinary shares purchased:	9,922,000
Highest price paid per share (pence):	69.42
Lowest price paid per share (pence):	67.86
Volume weighted average price paid per share (pence):	68.31

Vodafone intends to hold the purchased shares in treasury. Following the purchase of these shares, Vodafone holds 1,857,511,999 of its ordinary shares in treasury and has 25,391,884,429 ordinary shares in issue (excluding treasury shares).

As part of the Programme, Citi purchases Vodafone (213800TB53ELEUKM7Q61) ordinary shares and sells such shares to Vodafone. In connection with the above purchases, on 22 January 2025 Citi (as riskless principal) elected to purchase 9,922,000 Vodafone ordinary shares to sell to Vodafone. A schedule of individual trades carried out by Citi on 22 January 2025 is set out below.

http://www.rns-pdf.londonstockexchange.com/rns/3622U_1-2025-1-22.pdf

These purchases are the last purchases to be made under the irrevocable programme between Vodafone, on the one hand, and Citi on the other hand, announced on 14 November 2024, as that irrevocable programme has been completed.

Schedule of purchases - aggregate information

Trading venue	Volume weighted average price (pence per share)	Aggregated volume
XLON	68.31	9,922,000
CHIX	-	-
BATS	-	-
AQUIS	-	-

This announcement will also be available on Vodafone's website.

For more information, please contact:

Investor Relations:

investors.vodafone.com

ir@vodafone.co.uk

Media Relations:

Vodafone.com/media/contact

GroupMedia@vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: January 23, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary